UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13G-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13G-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13G-2
(Amendment No.                     )
BIOFORM MEDICAL, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
09065G 10 7

(CUSIP Number)
DECEMBER 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09065G 10 7	13 G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pinto Technology Ventures, L.P. I.R.S. ID No.: 27-0049242

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,338,599 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,338,599 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,338,599 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.71%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G ’s filed by Pinto Technology Ventures, L.P. (“Pinto LP”), Pinto Technology Ventures GP, L.P. (“Pinto GP”), Pinto TV GP Company LLC (“Pinto LLC”), Matthew S. Crawford (“Crawford”) and Evan S. Melrose (“Melrose,” together with Pinto LP, Pinto GP, Pinto LLC and Crawford, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Shares held by Pinto LP. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP, however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein and any shares held in their name.
(3) This percentage is calculated based upon 46,216,890 shares of Common Stock outstanding (as of November 30, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2007.

CUSIP No.	09065G 10 7	13 G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pinto Technology Ventures GP, L.P. I.R.S. ID No.: 27-0049236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,338,599 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,338,599 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,338,599 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.71%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Shares held by Pinto LP. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP, however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein and any shares held in their name.
(3) This percentage is calculated based upon 46,216,890 shares of Common Stock outstanding (as of November 30, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2007.

CUSIP No.	09065G 10 7	13 G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pinto TV GP Company LLC I.R.S. ID No.: 43-2059018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,338,599 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

6,338,599 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,338,599 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.71%(3)

12	TYPE OF REPORTING PERSON*

OO
(1)  This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)  Shares held by Pinto LP. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP, however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein and any shares held in their name.
(3)  This percentage is calculated based upon 46,216,890 shares of Common Stock outstanding (as of November 30, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2007.

CUSIP No.	09065G 10 7	13 G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew S. Crawford

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,338,599 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

6,338,599 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,338,599 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.71%(3)

12	TYPE OF REPORTING PERSON*

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Shares held by Pinto LP. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP, however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein and any shares held in their name.
(3) This percentage is calculated based upon 46,216,890 shares of Common Stock outstanding (as of November 30, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2007.

CUSIP No.	09065G 10 7	13 G	Page	6	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Evan S. Melrose

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,338,599 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH	8	SHARED DISPOSITIVE POWER

6,338,599 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,338,599 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.71%(3)

12	TYPE OF REPORTING PERSON*

IN
(1)    This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)    Shares held by Pinto LP. Pinto LLC serves as the sole general partner of Pinto GP, which serves as the sole general partner of Pinto LP. Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP, however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein and any shares held in their name.
(3)    This percentage is calculated based upon 46,216,890 shares of Common Stock outstanding (as of November 30, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of BioForm Medical, Inc. (the “Issuer”).
Item 1
(a)	Name of Issuer:
BioForm Medical, Inc., a Delaware corporation
(b)	Address of Issuer’s Principal Executive Offices:
1875 South Grant Street, Suite 110
San Mateo, California 94402
Item 2
(a)	Name of Person(s) Filing:
Pinto Technology Ventures, L.P. (“Pinto LP”)
Pinto Technology Ventures GP, L.P. (“Pinto GP”)
Pinto TV GP Company LLC (“Pinto LLC”)
Matthew S. Crawford (“Crawford”)
Evan S. Melrose (“Melrose”)
(b)	Address of Principal Business Office:
c/o PTV Sciences
221 West 6th Street, Suite 700
Austin, Texas 78701
Citizenship:

Entities:	Pinto LP	—	Delaware, United States of America
	Pinto GP	—	Delaware, United States of America
	Pinto LLC	—	Delaware, United States of America
Individuals:	Crawford	—	United States of America
	Melrose	—	United States of America
(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 09065G 10 7
Item 3 Not applicable.

7.

Item 4 Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Sole	Shared	Sole	Shared
	Shares Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Power	Power	Power	Power	Ownership	of Class (1)
Pinto LP	6,338,599	0	6,338,599	0	6,338,599	6,338,599	13.71%

Pinto GP (2)	0	0	6,338,599	0	6,338,599	6,338,599	13.71%

Pinto LLC (2)	0	0	6,338,599	0	6,338,599	6,338,599	13.71%

Crawford (2)	0	0	6,338,599	0	6,338,599	6,338,599	13.71%

Melrose (2)	0	0	6,338,599	0	6,338,599	6,338,599	13.71%

(1)	This percentage is calculated based upon 46,216,890 shares of Common Stock outstanding (as of November 30, 2007) as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2007.

(2)	Pinto LLC and Pinto GP own no securities of the Issuer directly and share power to vote and dispose of the shares held by Pinto LP. Crawford and Melrose serve as managers of Pinto LLC and may be deemed to share power to vote and dispose of the shares held by Pinto LP, however, they disclaim beneficial ownership of the shares held by Pinto LP, except to the extent of their pecuniary interests therein and any shares held in their name.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8 Identification and Classification of Members of the Group.
     Not applicable.
Item 9 Notice of Dissolution of Group.
     Not applicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

8.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose, M.D.

Name:	Evan S. Melrose, M.D.
Manager

PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose, M.D.

Name:	Evan S. Melrose, M.D.
Manager

PINTO TV GP COMPANY LLC

By:	/s/ Evan S. Melrose, M.D.

Name:	Evan S. Melrose, M.D.
Manager
/s/ Matthew S. Crawford

Matthew S. Crawford
/s/ Evan S. Melrose, M.D.

Evan S. Melrose, M.D.
Exhibit(s):
A:     Joint Filing Statement

9.

EXHIBIT A
JOINT FILING STATEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of BioForm Medical, Inc.
Dated: February 13, 2008

PINTO TECHNOLOGY VENTURES, L.P.

By:	Pinto Technology Ventures GP, L.P.
Its:	General Partner
By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose, M.D.

Name:	Evan S. Melrose, M.D.
Manager

PINTO TECHNOLOGY VENTURES GP, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Evan S. Melrose, M.D.

Name:	Evan S. Melrose, M.D.
Manager

PINTO TV GP COMPANY LLC

By:	/s/ Evan S. Melrose, M.D.

Name:	Evan S. Melrose, M.D.
Manager
/s/ Matthew S. Crawford

Matthew S. Crawford
/s/ Evan S. Melrose, M.D.

Evan S. Melrose, M.D.

10.